UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Walker Innovation Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

93166110

(CUSIP Number)

Mitchell S. Nussbaum

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

(212) 407-4159

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93166110	Page 1 of 4

(1)	Name of Reporting Person Jonathan A. Siegel
(2)	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only.
(4)	Source of Funds (See Instructions) PF; SC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items (2(d) or 2(e) ☐
(6)	Citizenship or Place or Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 1,199,994
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,199,994
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,199,994
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.0%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 93166110	Page 2 of 4

This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D (the “Schedule 13D”)filed with the Securities and Exchange Commission (the “SEC”) by Jonathan A. Siegel (the “Reporting Person”) in connection with the ownership of Common Stock, par value $0.001 per share (the “Common Stock”), of Walker Innovation Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at Two High Ridge Park, Stamford, Connecticut 06905.

In accordance with Act Rule 13d-2, this Amendment No. 1 amends and supplements only information that has materially changed since the October 3, 2017 filing by the Reporting Person of the Schedule 13D. To the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 2 and 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 1. Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 below are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As of August 12, 2018, an aggregate of 183,333 stock options (the “Stock Options”) will have become exercisable for shares of Common Stock (with an average weighed exercise price of $0.37 per share) since the filing of the Schedule 13D, representing in aggregate a more than 1% change in the beneficial ownership of the Reporting Person. The table below sets forth the vesting of such Stock Options:

Vesting Date	Shares	Percentage Beneficially Owned
10/03/2017	8,333	5.0%
11/03/2017	8,333	5.1%
11/12/2017	16,666	5.1%
12/03/2017	8,333	5.2%
01/03/2018	8,333	5.3%
02/03/2018	8,337	5.3%
02/03/2018	50,000	5.6%
02/12/2018	16,666	5.7%
02/14/2018	25,000	5.8%
05/12/2018	16,666	5.9%
08/12/2018	16,666	6.0%

CUSIP No. 93166110	Page 3 of 4

Item 5.   Interest in Securities of the Issuer

(a)

The Reporting Person may be deemed to directly beneficially own 1,199,994 shares of Common Stock as follows: 1,199,994 shares of Common Stock underlying currently exercisable options (including options that will be exercisable within 60 days after June 13, 2018) held directly by him. This represents, in the aggregate, approximately 6.0% of Issuer’s issued and outstanding shares of Common Stock, based upon 20,094,314 shares of Common Stock issued and outstanding as of March 31, 2018.

(b)	The responses of the Reporting Person to (i) Rows (7) through (10) of the Cover Page of this Statement and (ii) Item 5(a) hereof are incorporated by reference.

(c)	Except as described herein, the Reporting Person has not had any other transactions in Common Stock that were effected during the past sixty days.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be acquired pursuant to the Stock Options.

(e)	Not Applicable

CUSIP No. 93166110	Page 4 of 4

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 above (and the description of the Stock Options set forth in Item 5(a) above) are incorporated into this Item 6 by reference as if fully set forth herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 13, 2018

	By.	/s/Jonathan A. Siegel
Jonathan A. Siegel